Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

This filing contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KPE’s and KKR’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KPE and KKR or are within their control. If a change occurs, KPE’s and KKR’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KPE’s and KKR’s business strategy; availability, terms and deployment of capital; availability of qualified personnel and expense of recruiting and retaining such personnel; changes in the asset management industry, interest rates or the general economy; underperformance of KKR’s investments and decreased ability to raise funds; increased rates of default and/or decreased recovery rates on KPE’s investments; and the degree and nature of KPE’s and KKR’s competition. Neither KPE nor KKR undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law. In addition, KKR’s and KPE’s business strategy is focused on the long-term and financial results are subject to significant volatility.  Historically year-to-year results have varied dramatically and have not be subject to reliable forecasting.  Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1 (file no. 333-144335) filed with the Securities and Exchange Commission.

This filing is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR will file with the SEC an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9 W. 57th Street, Suite 4200, New York, New York 10019

Attention: Investor Relations.

KKR Private Equity Investors and KKR & Co.

Agree to Business Combination

Investment Community Briefing Set for Monday, July 28 at 8 A.M. EDT via Webcast on KKR and KPE’s web sites

Guernsey, Channel Islands, July 27, 2008 – KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) and KKR & Co. L.P. (collectively with its consolidated affiliates, “KKR”) announced today that they have entered into an agreement providing for the acquisition of all of the assets, and assumption of all of the liabilities, of KPE by KKR. In conjunction with this transaction, KKR will become publicly listed on the New York Stock Exchange (the “NYSE”) under the symbol KKR.

Under the terms of the agreement, KPE unitholders and related depositary units would receive equity interests in KKR, after which KPE would be dissolved and delisted from Euronext Amsterdam. Upon completion of the transaction, those interests would constitute 21% of the equity in the combined business.  The remaining 79% of the equity in the combined entity would be retained by KKR executives.  In addition, KPE unitholders would receive a contingent value interest providing consideration of up to an additional 6% of the equity in the combined company as of the completion of the transaction to the extent that KKR units trade below a specified threshold, tied to KPE’s June 30, 2008 net asset value, three years after completion of the transaction.

The transaction does not involve the payment of any cash consideration or involve an offering of any newly issued securities directly to the public for cash.  KKR executives are not selling any equity interests in the transaction.

The agreement was unanimously approved by the board of directors of KPE’s general partner, acting upon the unanimous recommendation of the directors of KPE’s general partner who are independent of KKR under NYSE standards. Completion of the transaction is subject to approval by KPE unitholders holding a majority of KPE’s common units (excluding for such purpose units whose vote is controlled by KKR and its affiliates) and other customary closing conditions.

Henry R. Kravis and George R. Roberts, co-founders of KKR, said, “This transaction offers substantial benefits for KPE unitholders, and it builds KKR for the long-term.   Going forward, KPE unitholders will benefit by being owners in a diversified asset management business that generates regular distributions of cash earnings.   For KKR, this transaction provides us with additional capital for our business.   Moving forward with a public listing will allow KKR to do what we do best — grow companies around the world and produce solid returns for our investors from a larger platform and a deeper capital base.”

The independent directors of KPE issued the following statement relating to the transaction:  “KPE’s independent directors unanimously approve this transaction and we believe that it is in the best interests of KPE unitholders.  The transaction will create a partnership with a more diverse asset base in terms of strategies, geographies and companies; allow for the regular distribution of cash earnings; and facilitate the purchase and sale of stock in a more liquid market.  Through the transaction, KPE unitholders will benefit from direct access to KKR’s entire business as it builds upon its private equity foundation, while retaining significant participation through the contingent value interests should there be a shortfall in the expected value of the combined company.”

Preliminary unaudited pro forma segment information for the combined business for the twelve months ended December 31, 2007 and the three months ended March 31, 2008, which pro forma information gives effect to the KPE transaction and related internal restructuring transactions and which also includes an expected range of economic net income for KKR’s total reportable segments on a historic basis for the six months ended June 30, 2008, is set forth on Annex A to this press release. KKR also announced today that it expects its assets under management as of June 30, 2008 to be approximately $60.8 billion, up from $53.2 billion on December 31, 2007.  Separately today, KPE publicly announced its financial results for the quarter and six months ended June 30, 2008.

Additional details regarding the terms and conditions of the transaction are set forth on Annex B to this press release.  In addition, the presentation made available by KPE and KKR announcing the transaction is set forth on Annex C to this press release.

Completion of the transaction is expected to occur during the fourth quarter of 2008. Until then, KPE units will continue to trade on Euronext Amsterdam.  Solicitation of consents from KPE unitholders is anticipated to commence during the fourth quarter of 2008.

Citi is acting as sole financial advisor to KPE.  Lazard is acting as financial advisor to the independent directors and Bredin Prat is acting as lead legal counsel to KPE and the independent directors.  Citi and Lazard have each delivered to the independent directors their respective opinions to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions disclosed in such opinion, the exchange ratio of the number of KKR common units and contingent value interests to be received in the transaction for each KPE common unit is fair, from a financial point of view, to the holders of KPE common units (other than KKR and its affiliates).  The full texts of each written opinion will be disclosed in the consent solicitation materials provided to holders of KPE common units.

Goldman Sachs and Morgan Stanley are acting as financial advisors to KKR and Simpson Thacher & Bartlett LLP is acting as lead legal counsel to KKR.

Information for Investors – Teleconference and Webcast

KPE and KKR will discuss this business combination on a teleconference to be broadcast live on the Internet on Monday, July 28, 2008 at 2:00 p.m. CET (Amsterdam) / 1:00 p.m. GMT (Guernsey/London) / 8:00 a.m. EDT (New York City).  A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com as well as on KKR’s website at www.kkr.com.

About KPE

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and

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opportunistic investments selected, evaluated, structured, monitored and exited by investment professionals of Kohlberg Kravis Roberts & Co. (“KKR”).  As of June 30, 2008, over 90% of KPE’s $5.4 billion portfolio was comprised of limited partner interests in six KKR private equity funds, co-investments in 13 companies alongside the private equity funds and negotiated equity investments.  The remainder of KPE’s portfolio as of June 30, 2008 was invested in opportunistic and temporary investments.  KPE is governed by its general partner’s board of directors, which has a majority of independent directors, and makes its investments as the sole limited partner of another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions.  Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com.

About KKR

Established in 1976, KKR is a leading global alternative asset manager. The core of the firm’s franchise is sponsoring and managing funds that make private equity investments in North America, Europe, and Asia. Throughout its history, KKR has brought a long-term investment approach to portfolio companies, focusing on working in partnership with management teams and investing for future competitiveness and growth. Additional funds that KKR sponsors include KKR Financial (NYSE: KFN) and the KKR Strategic Capital Funds, which make investments in debt transactions. KKR has offices in New York, Menlo Park, San Francisco, Houston, London, Paris, Hong Kong, Tokyo, Beijing and Sydney. More information about KKR is available at: www.kkr.com.

Forward-Looking Statements

This release contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KPE’s and KKR’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KPE and KKR or are within their control. If a change occurs, KPE’s and KKR’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KPE’s and KKR’s business strategy; availability, terms and deployment of capital; availability of qualified personnel and expense of recruiting and retaining such personnel; changes in the asset management industry, interest rates or the general economy; underperformance of KKR’s investments and decreased ability to raise funds; increased rates of default and/or decreased recovery rates on KPE’s investments; and the degree and nature of KPE’s and KKR’s competition. Neither KPE nor KKR undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law.  In addition, KKR’s and KPE’s business strategy is focused on the long-term and financial results are subject to significant volatility.

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Historically year-to-year results have varied dramatically and have not be subject to reliable forecasting.  Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1 (file no. 333-144335) filed with the Securities and Exchange Commission.

Media Contacts in the U.S.:
Ruth Pachman and David Lilly	Investor Contact:
Kekst and Company	Katherine Becher
212-521-4891/4878	Investor Relations Manager
KKR KPE LLC
Finsbury in London	1-212-659-2026
Simon Moyse
+44 (20) 7251 3801

Additional Information About the Transaction and Where to Find It

This release is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR will file with the SEC an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9 W. 57th Street, Suite 4200, New York, New York 10019

Attention: Investor Relations.

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Annex A

PRELIMINARY UNAUDITED PRO FORMA SEGMENT INFORMATION

The following preliminary unaudited pro forma segment information for the year ended December 31, 2007 and the three months ended March 31, 2008 gives effect to:

•                                          the acquisition by KKR & Co. L.P. (“KKR”) of all of the outstanding limited partner interests in KKR PEI Investments, L.P. (the “Acquired Partnership”) from KKR Private Equity Investors, L.P. (“KPE”) and the assumption by KKR of all of the liabilities of KPE in exchange for newly issued common units and contingent value interests in KKR (the “Acquisition”); and

•                                          certain aspects of the internal restructuring transactions that have been or will be effected by the KKR Group prior to the completion of the Acquisition (the “Restructuring Transactions”).

This preliminary unaudited pro forma segment information is based on historical segment information of the accounting predecessor of KKR (the “KKR Group”) and historical financial information of the Acquired Partnership and gives effect to the aspects of the Restructuring Transactions and the Acquisition described herein as if they had occurred on January 1, 2007 by applying the adjustments described in the accompanying notes. Such adjustments are based on information that is currently available and determinable and on assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transaction aspects described herein on the historical segment financial information of the KKR Group.

This preliminary unaudited pro forma segment information is included for informational purposes only and is preliminary in nature due to the fact that not all information relating to the Restructuring Transactions and the Acquisition is currently available and determinable. This information does not purport to show the pro forma impact of any transactions or arrangements relating to the Restructuring Transactions and the Acquisition other than those specifically described herein or the pro forma impact of any transactions or arrangements on the financial condition of the reportable business segments of the KKR Group or the combined statement of financial condition and statements of income of the KKR Group presented in accordance with generally accepted accounting principles in the United States (“GAAP”). In addition, this information does not purport to show the actual segment or financial statement results that the KKR Group would have had if the Restructuring Transactions and the Acquisition had occurred on the date indicated, or had KKR operated as a public company during the periods presented, or for any future period.

This preliminary unaudited pro forma segment information is subject to change as additional information concerning the Restructuring Transactions and the Acquisition becomes available or determinable. This information will also differ from any pro forma financial information of the KKR Group that gives effect to the impact of the Restructuring Transactions and the Acquisition on the face of the combined financial statements of the KKR Group that are presented in accordance with GAAP. See “Reconciliation of Segment Reporting to Financial Statement Reporting and Net Income,” “Basis of Presentation,” “Notes to Preliminary Unaudited Pro Forma Segment Information — Transactions and Adjustments Excluded from Pro Forma Presentation.” You are cautioned not to place undue reliance on this information.

Basis of Presentation

Financial Statements

The KKR Group is considered the predecessor of KKR for accounting purposes and its historical combined financial statements will be the historical financial statements of KKR following the completion of the Restructuring Transactions and the Acquisition. In accordance with GAAP, the historical combined financial statements of the KKR Group consolidate a number of funds that are sponsored by the KKR Group, despite the fact that the KKR Group has only a minority economic interest in those entities. This consolidation is due to the substantive controlling rights and operational discretion that the KKR Group maintains over such entities through its general partner or managing member interests and the fact that non-controlling interest holders do not hold any substantive rights that would enable them to impact the ongoing governance and operating activities of such entities. These consolidated entities, which include the Acquired Partnership, are collectively referred to as the “Consolidated Entities.”

As a result of the consolidation of the Consolidated Entities, the combined financial statements of the KKR Group reflect the assets, liabilities, revenues, expenses and cash flows of the Consolidated Entities on a gross basis. The majority of the economic interests in the Consolidated Entities, which are held by third-party investors, are reflected as non-controlling interests. Substantially all of the management fees and certain other amounts that the KKR Group earns from the Consolidated Entities are eliminated in combination. However, because those amounts are earned from non-controlling interest holders, the KKR Group’s allocable share of the net income from the Consolidated Entities is increased by the amounts eliminated. Accordingly, the consolidation of the Consolidated Entities does not have a net effect on the amounts of income before taxes, net income or partners’ capital that are reported by the KKR Group.

While the consolidation of the Consolidated Entities does not have a net effect on the amounts of income before taxes, net income or partners’ capital reported by the KKR Group, the consolidation does significantly impact other aspects of the combined financial statement presentation of the KKR Group. This is due to the fact that the assets, liabilities, income and expenses of the Consolidated Entities are reflected on a gross basis while the allocable share of those amounts that are attributable to non-controlling interest holders are reflected as single line items. The single line items in which the assets, liabilities, income and expense attributable to non-controlling interest holders are recorded consist of “non-controlling interests in consolidated entities” in the statement of financial condition and “non-controlling interests in income of consolidated entities” in the income statement.

Segment Information

The historical segment financial information of the KKR Group is presented as a supplemental disclosure for the reportable business segments of the KKR Group in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). This standard is based on a management approach, which requires segment presentation based on the financial reporting used by management to make operating decisions, assess performance and allocate resources. The KKR Group currently operates through two reportable business segments: Private Equity and Fixed Income. All inter-segment transactions are eliminated in the segment presentation.

Management of the KKR Group makes operating decisions, assesses performance and allocates resources based on financial and operating data and measures that are presented without giving effect to the consolidation of any of the Consolidated Entities. As a result, unlike the reporting in the combined financial statements of the KKR Group, the KKR Group’s segment reporting does not give effect to the consolidation of the Consolidated Entities. The exclusion of the Consolidated Entities in segment reporting results in the inclusion of management fees and incentive fees in fee income that would otherwise be eliminated in combination, the exclusion of investment income and expenses that are attributable to non-controlling interests held by third-party investors and the exclusion of corresponding charges and credits that are accounted for as non-controlling interests in the income of consolidated entities.

Given the differences between the combined financial statement presentation and the segment reporting of the KKR Group, the preliminary unaudited pro forma segment information presented in this document, including the adjustments described in the accompanying notes, will differ from pro forma financial information of the KKR Group that gives effect to the impact of the Restructuring Transactions and the Acquisition and related adjustments on the KKR Group’s combined financial statements.  This preliminary unaudited pro forma segment information should not be considered as a substitute for pro forma financial information of the KKR Group that gives effect to the impact of the Restructuring Transactions and the Acquisition and related adjustments on the KKR Group’s combined financial statements or for the combined financial statements of the KKR Group presented in accordance with GAAP. For a reconciliation of management’s reporting of the historical segment information of the KKR Group and preliminary unaudited pro forma segment information of KKR to the historical combined operating results of the KKR Group and the preliminary unaudited pro forma combined operating results of KKR, see “Reconciliation of Segment Reporting to Financial Statement Reporting and Net Income.”

Restructuring Transactions

 Acquisition of Non-Controlling Interests in Fixed Income Segment

In the historical combined financial statements, the KKR Group held all of the equity interests in the parent of the management companies for the KKR Group’s credit strategy funds other than certain non-controlling interests that allocated 35% of the net income generated by the parent company to the non-controlling interest holders. On May 30, 2008, the KKR Group entered into an agreement to acquire all of these non-controlling interests for cash consideration (the “KFI Acquisition”). As a result of the KFI Acquisition, the KKR Group now owns all of the equity interests in the parent of the management companies for its credit strategy funds and is entitled to all of the net income and cash flows generated by the management companies.

Conversion into a Holding Partnership Structure

Prior to the completion of the Acquisition, the business of the KKR Group will be reorganized under two new partnerships (the “Group Partnerships”) of which KKR will serve as the ultimate general partner. The reorganization will involve a contribution of equity interests in the KKR Group that are held by KKR principals in exchange for newly issued Group Partnership units. No cash will be received in connection with such exchanges. As a result of these transactions, the Group Partnerships will hold all of the controlling and non-controlling interests in the entities that are consolidated in the historical combined financial statements of the KKR Group other than:

•                                          controlling and economic interests in the 1996 Fund and such fund’s general partners, which interests will not be contributed to the Group Partnerships due to the fact that the general partners of those funds are not expected to receive meaningful proceeds from further realizations of investments;

•                                          non-controlling economic interests in the KKR Group that will allocate to a former KKR principal and such person’s designees an aggregate of 1% of the carried interest received by general partners of the KKR funds and 1% of any other earnings of the KKR Group until a future date;

•                                          non-controlling economic interests in the KKR Group that will allocate to former KKR principals and their designees a portion of the carried interest received by the general partners of the KKR Funds with respect to investments made during the tenure of such former KKR principals with KKR; and

•                                          non-controlling economic interests in the KKR Group that will allocate to current and former KKR principals all of the capital invested by or on behalf of the general partners of the KKR funds before the completion of the Restructuring Transactions and the Acquisition and any profits thereon.

The controlling and economic interests in the 1996 Fund and the general partners of the 1996 Fund described above will no longer be reflected in the combined financial statements of the KKR Group following the completion of the Restructuring Transactions and the Acquisition, due to the fact that such interests will not be acquired by the Group Partnerships. The other non-controlling economic interests described above (the “Other Interests”) are currently reflected in the partners’ capital of the KKR Group, but will be accounted for as non-controlling interests in consolidated entities from and after the completion of the Restructuring Transactions, because such interests will be held at a subsidiary level. The allocable share of income and expense attributable to the Other Interests will be accounted for as non-controlling interests in income of consolidated entities.   The allocable share of capital attributable to the Other Interests will be accounted for as non-controlling interests in consolidated entities.

Acquisition

In connection with the Acquisition, KKR will acquire all of the assets of KPE, including the limited partner interests of the Acquired Partnership and assume all of the liabilities of KPE in exchange for newly issued common units and contingent value interests (“CVIs”) in KKR. The common units of KKR issued to KPE unitholders will represent 21% of the outstanding limited partner interests in KKR upon the completion of the Acquisition, assuming that all Group Partnership units indirectly held by current KKR principals are exchanged for newly-issued KKR common units on a one-for-one basis and excluding any equity grants made under KKR’s equity incentive plan. KKR principals will hold their Group Partnership units through KKR Holdings, L.P. (“KKR Holdings”). See “Note (IV) under Transactions and Adjustments Excluded from Pro Forma Presentation” for a description of the exchangeability of Group Partnership units for KKR common units.

The CVIs issued by KKR reflect the terms of a purchase price adjustment mechanism (the “PPAM”) embedded in KKR’s interests in the Group Partnerships. Under the PPAM, KKR will be entitled to a variable amount of newly issued Group Partnership common units or cash, at the election of KKR Holdings, on the third anniversary of the issue date in the event that the trading price of a KKR common unit over an averaging period plus the cumulative distributions paid on a KKR common unit from the issue date are less than $22.25. Any consideration required to be delivered by the Group Partnerships to KKR will be paid by KKR to the CVI holders as follows:

•                                          If the PPAM is settled by the Group Partnerships with newly-issued Group Partnership common units, KKR will issue an equivalent number of its own additional common units to CVI holders in settlement of the CVIs. A corresponding number of Group Partnership units held by KKR principals through KKR Holdings will then be cancelled.

•                                          If the PPAM is settled by the Group Partnerships with cash, KKR principals will through KKR Holdings contribute cash to the Group Partnerships in an amount equal to the cash settlement price of the CVIs. The Group Partnerships will distribute such cash to KKR, which will then deliver the cash to CVI holders in settlement of the CVIs.

The consideration payable under the PPAM will be subject to a cap, such that the maximum consideration delivered in respect of the PPAM (and ultimately to the CVI holders) will not exceed 0.2857 common units per CVI or $4.94 of cash per CVI. The actual amount of consideration delivered under the PPAM (and ultimately to the CVI holders), if any, may be lower and will ultimately depend on the trading price of KKR common units and the amount of distributions made thereon.

Upon completion of the transactions described above, KKR will directly or indirectly contribute all of the limited partner interests in the Acquired Partnership (and in certain cases direct assets of the Acquired Partnership) to the Group Partnerships in exchange for newly issued partner interests in the Group Partnerships (“Group Partnership units”). Units in one of the Group Partnerships will be held through an intermediate holding company that will be taxable as a corporation for U.S. federal income tax purposes. See Note (III) under “Transactions and Adjustments Excluded from Pro Forma Presentation.” The Group Partnership units will provide KKR with a 21% economic interest in each of the Group Partnerships and allow KKR to share ratably in the assets, liabilities, profits, losses and distributions of the Group Partnerships. The balance of the Group Partnership units will be held by current KKR principals through their interests in KKR Holdings and will be accounted for in the consolidated financial statements of KKR as non-controlling interests in consolidated entities.

All amounts in the following tables and notes to preliminary unaudited pro-forma segment information are in thousands ($000s).

KKR Group Historical Total Reportable Segment Information
Three Months Ended March 31, 2008

	Private Equity	Fixed Income	Total Reportable Segments	(e) Acquired Partnership Historical Information
Management Fees	$78,833	$16,127	$94,960	$—
Advisory Fees	37,740	3,333	41,073	—
Incentive Fees	—	—	—	—
Total Fee Income	116,573	19,460	136,033	—

Employee Compensation and Benefits	43,412	4,651	48,063	—
Other Operating Expenses	48,561	4,154	52,715	14,748
Total Expenses	91,973	8,805	100,778	14,748
Fee Related Earnings	24,600	10,655	35,255	(14,748)
Investment Income (Loss)	(148,310)	(85)	(148,395)	(253,287)
Non-Controlling Interests	65	3,805	3,870	—
Economic Net Income (Loss)	$(123,775)	$6,765	$(117,010)	$(268,035)

KKR Group Total Reportable Segment Pro Forma Information

After Adjustments for the Restructuring Transactions and the Acquisition

Three Months Ended March 31, 2008

	Total Reportable Segments Historical		Adjustments for Restructuring Transactions		Acquired Partnership and Adjustments for Acquisition		Total Reportable Segments As Adjusted (100%)	Allocation to KKR Holdings (79%)		Total Reportable Segments Pro forma (21%)
Management Fees	$94,960		$—		$(13,470	)(f)	$81,490	$—		$81,490
Advisory Fees	41,073		—		—		41,073	—		41,073
Incentive Fees	—		—		—	(f)	—	—		—
Total Fee Income	136,033		—		(13,470)		122,563	—		122,563

Employee Compensation and Benefits	48,063		(17,585	)(d)	—		30,478	—		30,478
Other Operating Expenses	52,715		(21	)(a)	1,278	(f)	53,972	—		53,972
Total Expenses	100,778		(17,606)		1,278		84,450	—		84,450
Fee Related Earnings	35,255		17,606		(14,748)		38,113	—		38,113
Investment Income (Loss)	(148,395)		14,437	(a)	(252,755	)(g)	(386,713)	—		(386,713)
Non-Controlling Interests	3,870		(41,665	)(b)(c)	(2,676	)(h)	(40,471)	(243,423	)(i)	(283,894)
Economic Net Income (Loss)	$(117,010	)(1)	$73,708		$(264,827)		$(308,129)	$243,423		$(64,706)

(1) For the six months ended June 30, 2008, Economic Net Income for the total reportable segments of the KKR Group on a historical basis is expected to be between $80 million and $120 million.  See “Forward-Looking Statements” in the press release to which this Annex is attached.

KKR Group Private Equity Pro Forma Information

After Adjustments for the Restructuring Transactions and the Acquisition

Three Months Ended March 31, 2008

	Private Equity Historical	Adjustments for Restructuring Transactions		Adjustments for Acquisition		Private Equity As Adjusted (100%)	Allocation to KKR Holdings (79%)		Private Equity Pro-Forma (21%)
Management Fees	$78,833	$—		$(12,817	)(f)	$66,016	$—		$66,016
Advisory Fees	37,740	—		—		37,740	—		37,740
Incentive Fees	—	—		—		—	—		—
Total Fee Income	116,573	—		(12,817)		103,756	—		103,756

Employee Compensation and Benefits	43,412	(16,194	)(d)	—		27,218	—		27,218
Other Operating Expenses	48,561	(21	)(a)	—		48,540	—		48,540
Total Expenses	91,973	(16,215)		—		75,758	—		75,758
Fee Related Earnings	24,600	16,215		(12,817)		27,998	—		27,998
Investment Income (Loss)	(148,310)	14,437	(a)	3,355	(g)	(130,518)	—		(130,518)
Non-Controlling Interests	65	(37,979	)(b)	(95	)(h)	(38,009)	(50,964	)(i)	(88,973)
Economic Net Income (Loss)	$(123,775)	$68,631		$(9,367)		$(64,511)	$50,964		$(13,547)

KKR Group Fixed Income Pro Forma Information

After Adjustment for the Restructuring Transactions and the Acquisition

Three Months Ended March 31, 2008

	Fixed Income Historical	Adjustments for Restructuring Transactions		Adjustments for Acquisition		Fixed Income As Adjusted (100%)	Allocation to KKR Holdings (79%)		Fixed Income Pro-Forma (21%)
Management Fees	$16,127	$—		$(653	)(f)	$15,474	$—		$15,474
Advisory Fees	3,333	—		—		3,333	—		3,333
Incentive Fees	—	—		—	(f)	—	—		—
Total Fee Income	19,460	—		(653)		18,807	—		18,807

Employee Compensation and Benefits	4,651	(1,391	)(d)	—		3,260	—		3,260
Other Operating Expenses	4,154	—		—		4,154	—		4,154
Total Expenses	8,805	(1,391)		—		7,414	—		7,414
Fee Related Earnings	10,655	1,391		(653)		11,393	—		11,393
Investment Income (Loss)	(85)	—		—		(85)	—		(85)
Non-Controlling Interests	3,805	(3,686	)(c)	(7	)(h)	112	8,844	(i)	8,956
Economic Net Income (Loss)	$6,765	$5,077		$(646)		$11,196	$(8,844)		$2,352

KPE Partnership Pro Forma Information
After Adjustments for the Restructuring Transactions and the Acquisition
Three Months Ended March 31, 2008

	(e) Acquired Partnership Historical	Adjustments for Restructuring Transactions	Adjustments for Acquisition		Principal As Adjusted (100%)	Allocation to KKR Holdings (79%)		(e) Principal Pro-Forma (21%)
Management Fees	$—	$—	$—		$—	$—		$—
Advisory Fees	—	—	—		—	—		—
Incentive Fees	—	—	—		—	—		—
Total Fee Income	—	—	—		—	—		—

Employee Compensation and Benefits	—	—	—		—	—		—
Other Operating Expenses	14,748	—	(13,470	)(f)	1,278	—		1,278
Total Expenses	14,748	—	(13,470)		1,278	—		1,278
Fee Related Earnings	(14,748)	—	13,470		(1,278)	—		(1,278)
Investment Income (Loss)	(253,287)	—	(2,823	)(g)	(256,110)	—		(256,110)
Non-Controlling Interests	—	—	(2,574	)(h)	(2,574)	(201,303	)(i)	(203,877)
Economic Net Income (Loss)	$(268,035)	$—	$13,221		$(254,814)	$201,303		$(53,511)

KKR Group Historical Total Reportable Segment Information
Year Ended December 31, 2007

	Private Equity	Fixed Income	Total Reportable Segments	(e) Acquired Partnership Historical Information
Management Fees	$231,527	$68,194	$299,721	$—
Advisory Fees	537,126	11,421	548,547	—
Incentive Fees	—	23,335	23,335	—
Total Fee Income	768,653	102,950	871,603	—
Employee Compensation and Benefits	187,540	24,507	212,047	—
Other Operating Expenses	209,700	16,349	226,049	56,157
Total Expenses	397,240	40,856	438,096	56,157
Fee Related Earnings	371,413	62,094	433,507	(56,157)
Investment Income (Loss)	403,601	984	404,585	58,930
Non-Controlling Interests	—	23,264	23,264	—
Economic Net Income (Loss)	$775,014	$39,814	$814,828	$2,773

KKR Group Total Reportable Segment Pro Forma Information
After Adjustments for the Restructuring Transactions and the Acquisition
Year Ended December 31, 2007

	Total Reportable Segments Historical	Adjustments for Restructuring Transactions		Acquired Partnership and Adjustments for Acquisition		Total Reportable Segments As Adjusted (100%)	Allocation to KKR Holdings (79%)		Total Reportable Segments Pro Forma (21%)
Management Fees	$299,721	$—		$(47,584	)(f)	$252,137	$—		$252,137
Advisory Fees	548,547	—		—		548,547	—		548,547
Incentive Fees	23,335	—		(956	)(f)	22,379	—		22,379
Total Fee Income	871,603	—		(48,540)		823,063	—		823,063

Employee Compensation and Benefits	212,047	(101,756	)(d)	—		110,291	—		110,291
Other Operating Expenses	226,049	(2,184	)(a)	7,617	(f)	231,482	—		231,482
Total Expenses	438,096	(103,940)		7,617		341,773	—		341,773
Fee Related Earnings	433,507	103,940		(56,157)		481,290	—		481,290
Investment Income (Loss)	404,585	(111,144	)(a)	58,827	(g)	352,268	—		352,268
Non-Controlling Interests	23,264	48,772	(b)(c)	28	(h)	72,064	601,581	(i)	673,645
Economic Net Income (Loss)	$814,828	$(55,976)		$2,642		$761,494	$(601,581)		$159,913

KKR Group Private Equity Pro Forma Information
After Adjustments for the Restructuring Transactions and the Acquisition
Year Ended December 31, 2007

	Private Equity Historical	Adjustments for Restructuring Transactions		Adjustments for Acquisition		Private Equity As Adjusted (100%)	Allocation to KKR Holdings (79%)		Private Equity Pro-Forma (21%)
Management Fees	$231,527	$—		$(44,040	)(f)	$187,487	$—		$187,487
Advisory Fees	537,126	—		—		537,126	—		537,126
Incentive Fees	—	—		—		—	—		—
Total Fee Income	768,653	—		(44,040)		724,613	—		724,613

Employee Compensation and Benefits	187,540	(95,600	)(d)	—		91,940	—		91,940
Other Operating Expenses	209,700	(2,184	)(a)	—		207,516	—		207,516
Total Expenses	397,240	(97,784)		—		299,456	—		299,456
Fee Related Earnings	371,413	97,784		(44,040)		425,157	—		425,157
Investment Income (Loss)	403,601	(111,144	)(a)	(14,147	)(g)	278,310	—		278,310
Non-Controlling Interests	—	71,344	(b)	(581	)(h)	70,763	499,836	(i)	570,599
Economic Net Income (Loss)	$775,014	$(84,704)		$(57,606)		$632,704	$(499,836)		$132,868

KKR Group Fixed Income Pro Forma Information
After Adjustment for the Restructuring Transactions and the Acquisition
Year Ended December 31, 2007

	Fixed Income Historical	Adjustments for Restructuring Transactions		Adjustments for Acquisition		Fixed Income As Adjusted (100%)	Allocation to KKR Holdings (79%)		Fixed Income Pro-Forma (21%)
Management Fees	$68,194	$—		$(3,544	)(f)	$64,650	$—		$64,650
Advisory Fees	11,421	—		—		11,421	—		11,421
Incentive Fees	23,335	—		(956	)(f)	22,379	—		22,379
Total Fee Income	102,950	—		(4,500)		98,450	—		98,450

Employee Compensation and Benefits	24,507	(6,156	)(d)	—		18,351	—		18,351
Other Operating Expenses	16,349	—		—		16,349	—		16,349
Total Expenses	40,856	(6,156)		—		34,700	—		34,700
Fee Related Earnings	62,094	6,156		(4,500)		63,750	—		63,750
Investment Income (Loss)	984	—		—		984	—		984
Non-Controlling Interests	23,264	(22,572	)(c)	(45	)(h)	647	50,629	(i)	51,276
Economic Net Income (Loss)	$39,814	$28,728		$(4,455)		$64,087	$(50,629)		$13,458

KPE Partnership Pro Forma Information
After Adjustments for the Restructuring Transactions and the Acquisition
Year  Ended December 31, 2007

	(e) Acquired Partnership Historical	Adjustments for Restructuring Transactions	Adjustments for Acquisition		Principal As Adjusted (100%)	Allocation to KKR Holdings (79%)		(e) Principal Pro-Forma (21%)
Management Fees	$—	$—	$—		$—	$—		$—
Advisory Fees	—	—	—		—	—		—
Incentive Fees	—	—	—		—	—		—
Total Fee Income	—	—	—		—	—		—

Employee Compensation and Benefits	—	—	—		—	—		—
Other Operating Expenses	56,157	—	(48,540	)(f)	7,617	—		7,617
Total Expenses	56,157	—	(48,540)		7,617	—		7,617
Fee Related Earnings	(56,157)	—	48,540		(7,617)	—		(7,617)
Investment Income (Loss)	58,930	—	14,044	(g)	72,974	—		72,974
Non-Controlling Interests	—	—	654	(h)	654	51,116	(i)	51,770
Economic Net Income (Loss)	$2,773	$—	$61,930		$64,703	$(51,116)		$13,587

Notes to Preliminary Unaudited Pro Forma Segment Information

(All amounts are in thousands ($000s))

1.                                      Historical KKR Group Segment Information

The KKR Group is a global alternative asset manager with principal executive offices in New York and Menlo Park, California. Its alternative asset management business involves sponsoring and managing investment funds that make investments worldwide in private equity and debt transactions on behalf of third-party investors and the KKR principals, including the founders of the KKR Group. In connection with these activities, the KKR Group also manages investments in public equity and is engaged in capital markets activities. With respect to certain funds that it sponsors, the KKR Group commits to contribute a specified amount of equity as the general partner of the fund (ranging from approximately 2% to 4% of a fund’s total capital commitments) to fund a portion of the acquisition price for the fund’s investments.

The KKR Group earns ongoing management fees for providing management and other services to its private equity and credit strategy funds as well as advisory and incentive fees in connection with investments or transactions. The KKR Group also earns investment income from investing its own capital alongside third party investors and from the carried interest it receives in respect of fund investments. A carried interest provides the general partner of a fund with a disproportionate share of the investment gains generated on third-party capital invested by the fund.

The historical combined financial statements of the KKR Group include the results of eight of the KKR Group’s private equity funds (including the Acquired Partnership) and two of the KKR Group’s credit strategy funds (the “KKR Funds”) and the general partners and management companies of those funds. The KKR Group operates as a single professional services firm and carries out its business activities under the “KKR” brand name. The entities comprising the KKR Group are under the common control of the senior principals of the KKR Group (the “Senior Principals”), who are actively involved in the KKR Group’s operations and management.

For management reporting purposes, the KKR Group currently operates through two reportable business segments: Private Equity and Fixed Income.

•                                          The Private Equity segment involves sponsoring and managing a group of funds that make primarily control-oriented investments in connection with leveraged buyouts and other similar investment opportunities. These funds are managed by Kohlberg Kravis Roberts & Co. L.P. and currently consist of a number of private equity funds that have a finite life and investment period and the Acquired Partnership, a private equity-oriented permanent capital vehicle.

•                                          The Fixed Income segment involves sponsoring and managing a group of private and publicly-traded investment funds and managed accounts that invest primarily in corporate debt as well as managing four structured finance vehicles that were established to complete secured financing transactions. These entities are managed primarily by KKR Financial Advisors LLC and KKR Strategic Capital Management, L.L.C. and include KKR Financial Holdings LLC (NYSE: KFN) and the KKR Strategic Capital Funds, one of which is currently owned by KPE.

Within each of these segments, the KKR Group conducts capital markets and public equity activities. However, such activities do not qualify as separately reportable business segments under SFAS 131 and the results of such activities are included in the Private Equity and Fixed Income segments. All inter-segment transactions are eliminated in the segment presentation.

Management makes operating decisions and assesses the performance of each of the KKR Group’s business segments based on financial and operating metrics and data that is presented excluding the impact of the consolidation of the Consolidated Entities in the combined financial statements of the

KKR Group. As a result, all segment information for the KKR Group excludes the assets, liabilities and operating results related to the Consolidated Entities. See “Basis of Presentation.”

Economic net income (“ENI”) and fee related earnings are key performance measures used by management. ENI represents net income excluding the impact of income taxes, non-cash employee compensation charges associated with equity interests in the KKR Group’s business, any compensation borne by KKR Holdings, and charges relating to the amortization of intangible assets. See “Reconciliation of Segment Reporting to Financial Statement Reporting and Net Income.” Fee related earnings represents net income adjusted to: (i) include management fees earned from consolidated funds that were eliminated in consolidation; (ii) exclude expenses of consolidated funds, non-cash employee compensation charges associated with equity interests in the KKR Group’s business, any compensation borne by KKR Holdings, and charges relating to the amortization of intangible assets; (iii) exclude investment income; (iv) exclude non-controlling interests in income of consolidated entities and (v) exclude the impact of taxes. These measures are used by management in making resource deployment and other operational decisions.

2.                                      Adjustments for the Restructuring Transactions

Because the legal entities that comprise the KKR Group are under the common control of the Senior Principals and will be under the common control of the Senior Principals following the completion of the Restructuring Transactions, the Restructuring Transactions will be accounted for as a transfer of interests under common control. Accordingly, KKR will carry forward into its consolidated financial statements the value of assets, liabilities and non-controlling interests in the combined entities recognized in the KKR Group’s combined financial statements, except as described in Note (I). All references to ENI in the following notes with the exception of Note (i) represent ENI before allocation to KKR Holdings.  See Note (i) for allocation to KKR Holdings.

(a)                               This amount has been adjusted to reflect the elimination of the financial results of the general partners of the 1996 Fund, because the Group Partnerships will not acquire an interest in those general partners in connection with the Restructuring Transactions due to the fact that the general partners of those funds are not expected to receive meaningful proceeds from further realizations. Those general partners are entitled to carried interests that allocate to them a percentage of the net profits generated on the fund’s investments, subject to certain requirements. The funds also pay management fees to the KKR Group in exchange for management and other services.

The elimination of the financial results of the general partners of the 1996 Fund resulted in the elimination of $2,184 of expenses and $111,144 of investment income for the year ended December 31, 2007 and $21 of expenses and $(14,437) of investment loss for the three months ended March 31, 2008. While the management fee paid by the 1996 Fund is eliminated as an inter-company transaction in the combined financial statements of the KKR Group, it is not eliminated in the historical segment information of the KKR Group due to the fact that segment results are presented without giving effect to the consolidation of the Consolidated Entities. Accordingly, no pro forma adjustments have been made to management fees or fee income related to the 1996 Fund for the periods indicated.

(b)                               This amount has been adjusted to reflect the inclusion of non-controlling interests in consolidated entities representing the Other Interests, except for non-controlling interests in consolidated entities representing Other Interests relating to capital invested by or on behalf of the general partners of the KKR Funds since January 1, 2007. See “Restructuring Transactions—Conversion into a Holding Partnership Structure” for a description of the Other Interests. While economic interests in the capital investments made by or on behalf of the general partners of the KKR Funds prior to the completion of the Acquisition will not be contributed to the Group Partnerships, the Group Partnerships will hold all of the interests in capital investments made by or on behalf of the general partners of the KKR Funds following the completion of the

Acquisition. To illustrate the pro forma impact that such future capital investments will have on the financial results of KKR, no pro forma adjustments have been made to eliminate the financial results of any capital investments made on or after January 1, 2007.

The inclusion of the Other Interests not relating to capital invested by or on behalf of the general partners of the KKR Funds since January 1, 2007 impacted non-controlling interests by $71,344 for the year ended December 31, 2007 and $(37,979) for the three months ended March 31, 2008 and impacted ENI during such periods by corresponding inverse amounts. The retention of the full impact of results attributable to capital invested by or on behalf of the general partners of the KKR Funds since January 1, 2007 contributed $20,553 in investment income and ENI for the year ended December 31, 2007 before allocation to KKR Holdings and $6,892 in investment income and ENI for the three months ended March 31, 2008 before allocation to KKR Holdings.

(c)                                  This amount has been adjusted to reflect the KFI Acquisition, which resulted in the elimination of non-controlling interests in income of consolidated entities that previously allocated 35% of the ENI generated by the management companies of the Fixed Income segment to holders of such interests. The elimination of these non-controlling interests in consolidated entities resulted in an increase in ENI of $22,572 for the year ended December 31, 2007 and $3,686 for the three months ended March 31, 2008.

(d)                                  This amount has been adjusted to reflect the elimination of executive bonuses attributable to the non-controlling principals. Following the Restructuring Transactions and the Acquisition, KKR principals will receive financial benefits from KKR’s business in the form of distributions and payments received from KKR Holdings and through their direct and indirect participation in the value of Group Partnership units held by KKR Holdings and the economic costs of any cash bonuses paid to KKR principals will be borne by KKR Holdings.

For the year ended December 31, 2007 and the three months ended March 31, 2008, these   arrangements resulted in the elimination of executive bonuses in the Private Equity segment by $95,600 and $16,194, respectively, and $6,156 and $1,391 from the Fixed Income segment, respectively. See Note (II) under “Transactions and Adjustments Excluded from Pro Forma Presentation” for information relating to certain, largely non-cash, employee compensation and benefits expenses that will be recorded in KKR’s financial statements following the Restructuring Transactions and the Acquisition.

3.                                      Adjustments for the Acquisition

(e)                                  It is anticipated that the business of the Acquired Partnership will be accounted for by KKR as a separate reportable business segment referred to as the Principal segment. Accordingly, the results of such business have been presented separately under such caption in the preliminary unaudited pro forma segment information of KKR.

(f)                                    This amount has been adjusted to reflect the elimination of the management and incentive fees paid by the Acquired Partnership under its services agreements with the KKR Group. While the Acquired Partnership will pay a management and incentive fee to subsidiaries of KKR in an amount to be determined following the Acquisition, the payments will be eliminated as inter-segment transactions, because the Acquired Partnership will be wholly-owned within the Principal segment. For the year ended December 31, 2007 and the three months ended March 31, 2008, the elimination reduced management fees of the Private Equity segment by $44,040 and $12,817, respectively, reduced management fees of the Fixed Income segment by $3,544 and $653, respectively, reduced incentive fees of the Fixed Income segment by $956 and $0, respectively, and reduced expenses of the Principal segment by $48,540 and $13,470, respectively.

(g)                                 This amount has been adjusted to reflect the elimination of carried interest allocated from certain investments in limited partner interests of the Acquired Partnership to the general partners of Consolidated Entities in the Group Partnership as well as amounts allocated to the general partner of the Acquired Partnership pursuant to its capital interest. While the Acquired Partnership will pay a carried interest to subsidiaries of KKR, the payments will be eliminated as inter-segment transactions, because the Acquired Partnership will be wholly-owned within the Principal segment. For the year ended December 31, 2007 and the three months ended March 31, 2008, the elimination increased (reduced) investment income of the Private Equity segment by $(14,147) and 3,355, respectively, and impacted investment income of the Principal segment by $14,044 and $(2,823), respectively.

(h)                                 This amount has been adjusted to reflect the inclusion of new non-controlling interests in consolidated entities representing Other Interests that a former KKR principal and such person’s designees will hold in the Principal segment. Those Other Interests will result in the allocation to such person of an aggregate of 1% of the net income reported by the KKR Group until a future date, as described under “Restructuring Transactions—Conversion into a Holding Partnership Structure.” The inclusion of such non-controlling interests in consolidated entities impacted non-controlling interests of the Principal segment by $654 for the year ended December 31, 2007 and $(2,574) for the three months ended March 31, 2008 and impacted ENI during such periods by corresponding inverse amounts.

(i)                                    This amount has been adjusted to reflect the inclusion of new non-controlling interests in consolidated entities representing the Group Partnership units that will be indirectly held by KKR principals through KKR Holdings following the completion of the Acquisition. The inclusion of these new non-controlling interests in consolidated entities described above impacted non-controlling interests by $601,581 for the year ended December 31, 2007 and $(243,423) for the three months ended March 31, 2008 and impacted ENI during such periods by corresponding inverse amounts.

4.                                      Transactions and Adjustments Excluded from Pro Forma Presentation

(I)                                    The KFI Acquisition and the contribution by Non-Controlling Principals of their equity interests in the KKR Group to the Group Partnerships in the Restructuring Transactions will be accounted for as an acquisition of a non-controlling interest in a consolidated entity using the purchase method of accounting with the KKR Group being treated as the accounting acquirer. The Acquisition will similarly be treated as an acquisition of a non-controlling interest in a consolidated entity using the purchase method of accounting with KKR being treated as the accounting acquirer.

Under purchase accounting, the KKR Group and KKR will allocate the purchase price to the fair value of the assets acquired and liabilities assumed.  Any excess of the purchase price over the fair value of the tangible assets acquired will be allocated to any separately identifiable intangible assets on the statement of financial condition with any excess recorded as goodwill. Finite-lived intangible assets will be amortized over their useful lives on a straight-line basis, which will give rise to non-cash amortization charges in KKR’s statement of financial condition over the amortization period. To the extent that the sum of the amounts assigned to assets acquired and liabilities assumed is in excess of the cost of the acquired interests, that excess will be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.  If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess will be recognized as an extraordinary gain in the period in which the transaction is completed.

No pro forma adjustments have been made to reflect these charges, because management’s financial reporting excludes the impact of charges relating to the amortization of intangible assets. Adjustments for such charges will be included, however, in pro forma financial information giving effect to the impact of the transactions on the face of the combined financial statements of the KKR Group.

(II)                             Following the Restructuring Transactions and the Acquisition, KKR principals will receive financial benefits from KKR’s business in the form of distributions or payments received from KKR Holdings and through their direct or indirect participation in the value of Group Partnership units held by KKR Holdings and, accordingly, such KKR principals will not be paid any cash bonuses directly by KKR. A portion of the interests in KKR Holdings that will entitle KKR principals to participate in the value of Group Partnership units held by KKR Holdings will be subject to vesting and a portion of the distributions or payments made to such individuals from KKR Holdings will be subject to discretionary allocation. In addition, in connection with the Restructuring Transactions and the Acquisition, KKR expects to adopt an equity incentive plan and grant awards under such plan to employees who are not KKR principals.

The above arrangements are expected to give rise to periodic employee compensation and benefits charges in the consolidated financial statements of KKR, despite the fact that substantially all of the economic consequences of such arrangements will be borne solely by KKR principals. Except for cash-settled awards granted under KKR’s equity incentive plan and any compensation borne by KKR Holdings, these employee compensation and benefits charges will consist of non-cash charges. No pro forma adjustments have been made to reflect these charges, because management’s segment reporting excludes the impact of non-cash employee compensation charges associated with equity interests in the KKR business as well as any compensation borne by KKR Holdings. No pro forma adjustments have been made to reflect the possibility of cash charges associated with grants of cash-settled awards under KKR’s equity incentive plan, because the form and amount of grants to be made under the plan have not yet been determined. Adjustments for the various employee compensation charges described above will be included, however, in pro forma financial information giving effect to the impact of the transactions on the face of the combined financial statements of the KKR Group.

(III)                         The KKR Group has historically operated as a group of partnerships for U.S. federal income tax purposes and, in the case of certain entities located outside the United States, corporate entities for foreign income tax purposes. Because most of the entities in the KKR Group are taxed as partnerships, the income of the KKR Group generally has been allocated to, and the resulting tax liability generally has been funded by, partners and the KKR Group generally has not been taxed at the entity level. Accordingly, income tax provisions reflected in the KKR Group’s historical combined financial statements primarily have been attributable to the New York City unincorporated business tax and foreign income taxes imposed on certain entities located outside the United States.

Following the Restructuring Transactions and the Acquisition, the Group Partnerships and their subsidiaries will continue to operate as partnerships for U.S. federal income tax purposes and, in the case of certain entities located outside the United States, corporate entities for foreign income tax purposes. Accordingly, those entities will continue to be subject to New York City unincorporated business taxes or foreign income taxes. Certain of the Group Partnership units owned by KKR, however, will be held through an intermediate holding company that will be taxable as a corporation for U.S. federal income tax purposes. As a result of such holding structure, KKR will record an additional provision for corporate income taxes that will reflect its current and deferred tax liability relating to the taxable earnings allocated to such entity.

No pro forma adjustments have been made to reflect the additional tax provision that will result from the Restructuring Transactions and the Acquisition, because management’s segment reporting and ENI is calculated on a pre-tax basis. Adjustments for the tax provision will be included, however, in pro forma financial information giving effect to the impact of the transactions on the face of the combined financial statements of the KKR Group. The anticipated impact of the additional tax provision on the financial statements of KKR has not yet been determined.

(IV)                        In connection with the Restructuring Transactions and the Acquisition, KKR will enter into an exchange agreement with KKR Holdings pursuant to which KKR Holdings or certain transferees of its Group Partnership units may up to four times each year exchange Group Partnership units held by them for KKR common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications and compliance with the terms and conditions of the exchange agreement. The Group Partnership units held by KKR Holdings will be subject to transfer restrictions and generally will not be exchangeable for a period of time following the completion of the Restructuring Transactions and the Acquisition. No determination has been made as to the manner in which such future exchanges will be accounted for in the consolidated financial statements of KKR. Accordingly, no pro forma adjustments have been made to reflect the exchange agreement.

(V)                             In connection with the Acquisition, KKR will issue CVIs that may result in an adjustment to the amount of consideration issued in the Acquisition under certain circumstances, as described under “Acquisition.” The CVIs may be settled in cash or through the delivery of additional KKR common units. This commitment of KKR is economically hedged by a similar arrangement with KKR Holdings as described under “Acquisition.” No determination has been made as to how the CVIs, or the arrangement with KKR Holdings, will be accounted for by KKR. Accordingly, no pro forma adjustments have been made.

(VI)                         Immediately prior to the Acquisition, the KKR Group is expected to make one or more cash and in-kind distributions to certain of its existing owners representing substantially all available cash-on-hand, certain receivables of its management companies and certain personal property (consisting of non-operating assets) of the management company for its Private Equity segment. The actual amount of such distributions has not yet been determined and will depend on the amounts of available cash-on-hand and receivables of the management companies and the book value of such personal property at the time of Acquisition. No pro forma adjustment has been made to reflect these distributions, because such distributions would not have significantly impacted the KKR Group’s operating results.

(VII)                   KKR and KPE will incur various expenses to complete the Restructuring Transactions and the Acquisition. These expenses include fees and expenses of the financial advisors, legal and other advisors engaged by each of KKR and KPE, transaction-related accounting and audit costs, fees and expenses of agents engaged to provide various services in connection with the Restructuring Transactions and the Acquisition, filing fees with regulatory bodies, listing fees and other miscellaneous costs. No pro forma adjustments have been made to reflect these expenses due to the fact that they currently are not determinable.

(VIII)               Following the Restructuring Transactions and the Acquisition, KKR will incur costs associated with being a publicly traded entity. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting work, legal advice, investor relations and compliance with applicable regulatory or stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations.

No pro forma adjustments have been made to reflect such costs due to the fact that they currently are not objectively determinable.

Reconciliation of Segment Reporting to Financial Statement Reporting and Net Income
(All amounts are in thousands ($000s))

The following tables present amounts that reconcile management’s reporting of the historical segment information of the KKR Group and preliminary unaudited pro forma segment information of KKR to the historical unaudited combined operating results of the KKR Group and the preliminary unaudited pro forma combined operating results of KKR for the year ended December 31, 2007 and the three months ended March 31, 2008. You should read this information in conjunction with the information included under “Basis of Presentation” and “Notes to Preliminary Unaudited Pro Forma Segment Information.”

For the year ended December 31, 2007 and the three months ended March 31, 2008, the KKR Group did not record any non-cash employee compensation charges or any charges relating to the amortization of intangible assets. Accordingly, for such periods, the combined ENI of the KKR Group and the ENI of the total reportable segments is the equivalent of income before taxes. On a pro forma basis, KKR will record non-cash employee compensation charges as well as any compensation borne by KKR Holdings as described in Note (II) as well as additional non-cash charges relating to the amortization of intangible assets as described in Note (I). As a result, the pro forma consolidated ENI of KKR and the pro forma ENI of the total reportable segments is the equivalent of income before taxes, non-cash employee compensation charges associated with equity interests in the KKR business, any compensation borne by KKR Holdings, and charges relating to the amortization of intangible assets.

The items eliminated in calculating the pro forma consolidated ENI of KKR and the pro forma ENI of the total reportable segments may be significant to KKR’s business: (i) income tax expense represents a necessary element of KKR’s costs and its ability to generate income given that ongoing income generation is expected to result in future income tax expense; (ii) amortization may be a necessary element of KKR’s costs following the Restructuring Transactions and the Acquisition; and (iii) non-cash compensation expense as well as compensation that will be borne by KKR Holdings is expected to be a recurring component of KKR’s costs and KKR is expected to incur lower cash compensation costs as a result of the financial benefits provided to KKR principals through KKR Holdings and equity grants that may be made under KKR’s equity incentive plan. Furthermore, any measure that eliminates compensation costs and the carrying costs associated with balance sheet assets has material limitations as a performance measure. In light of the foregoing limitations, management does not rely solely on ENI as a performance measure and also considers GAAP results. ENI is not a measure of financial performance under GAAP and should not be considered as an alternative to net income or any other measures prepared in accordance with GAAP. Because ENI is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. All amounts in the following tables are in thousands ($000s).

KKR Group Historical Operating Results
Three Months Ended March 31, 2008

	Total Reportable Segments Historical	Combination Adjustments Historical	Combined Historical
Management Fees	$94,960	$(80,030)	$14,930
Advisory Fees	41,073	12,587	53,660
Incentive Fees	—	—	—
Total Fee Income	136,033	(67,443)	68,590

Employee Compensation and Benefits	48,063	—	48,063
Other Operating Expenses	52,715	2,759	55,474
Total Expenses	100,778	2,759	103,537
Fee Related Earnings	35,255	(70,202)	(34,947)
Investment Income (Loss)	(148,395)	(590,003)	(738,398)
Non-Controlling Interests	3,870	(660,205)	(656,335)
Economic Net Income (Loss)	(117,010)	—	(117,010)
Less: Income Tax Expense			888	(III)
Less: Employee Compensation Charges			—	(II)
Less: Charges Relating to Amortization of Intangible Assets			—	(I)
Combined Net Income (Loss)			$(117,898)

KKR Group Pro-Forma Operating Results
After Adjustments for the Restructuring Transactions and the Acquisition
Three Months Ended March 31, 2008

	Total Reportable Segments Pro-Forma (21%)	Combination Adjustments Pro-Forma	Combined Pro-Forma (21%)
Management Fees	$81,490	$(65,337)	$16,153
Advisory Fees	41,073	12,587	53,660
Incentive Fees	—	—	—
Total Fee Income	122,563	(52,750)	69,813

Employee Compensation and Benefits	30,478	—	30,478
Other Operating Expenses	53,972	1,481	55,453
Total Expenses	84,450	1,481	85,931
Fee Related Earnings	38,113	(54,231)	(16,118)
Investment Income (Loss)	(386,713)	(280,144)	(666,857)
Non-Controlling Interests	(283,894)	(334,375)	(618,269)
Economic Net Income (Loss)	(64,706)	—	(64,706)
Less: Income Tax Expense			—	(III)
Less: Employee Compensation Charges			—	(II)
Less: Charges Relating to Amortization of Intangible Assets			—	(I)
Combined Net Income (Loss)			$(64,706)

KKR Group Historical Operating Results
Year Ended December 31, 2007

	Historical Total Reportable Segments	Combination Adjustments	Combined
Management Fees	$299,721	$(236,153)	$63,568
Advisory Fees	548,547	228,038	776,585
Incentive Fees	23,335	(1,223)	22,112
Total Fee Income	871,603	(9,338)	862,265

Employee Compensation and Benefits	212,047	718	212,765
Other Operating Expenses	226,049	2,096	228,145
Total Expenses	438,096	2,814	440,910
Fee Related Earnings	433,507	(12,152)	421,355
Investment Income (Loss)	404,585	1,587,198	1,991,783
Non-Controlling Interests	23,264	1,575,046	1,598,310
Economic Net Income (Loss)	$814,828	$—	$814,828
Less: Income Tax Expense			12,064	(III)
Less: Employee Compensation Charges			—	(II)
Less: Charges Relating to Amortization of Intangible Assets			—	(I)
Combined Net Income (Loss)			$802,764

KKR Group Pro-Forma Operating Results
After Adjustments for the Restructuring Transactions and the Acquisition
Year Ended December 31, 2007

	Total Reportable Segments Pro-Forma (21%)	Combination Adjustments Pro-Forma	Combined Pro-Forma (21%)
Management Fees	$252,137	$(182,482)	$69,655
Advisory Fees	548,547	228,038	776,585
Incentive Fees	22,379	(267)	22,112
Total Fee Income	823,063	45,289	868,352

Employee Compensation and Benefits	110,291	718	111,009
Other Operating Expenses	231,482	(4,980)	226,502
Total Expenses	341,773	(4,262)	337,511
Fee Related Earnings	481,290	49,551	530,841
Investment Income (Loss)	352,268	1,184,056	1,536,324
Non-Controlling Interests	673,645	1,233,607	1,907,252
Economic Net Income (Loss)	$159,913	$—	$159,913
Less: Income Tax Expense			—	(III)
Less: Employee Compensation Charges			—	(II)
Less: Charges Relating to Amortization of Intangible Assets			—	(I)
Combined Net Income (Loss)			$159,913

Annex B

TRANSACTION TERMS AND CONDITIONS

I.	STRUCTURE OF TRANSACTION

Transaction

Acquisition by KKR & Co. L.P., a Delaware limited partnership (the “Purchaser”), of all of the assets of KKR Private Equity Investors, L.P. (“KPE” or the “Seller”), including all of the limited partner interests in KKR PEI Investments, L.P. (the “Acquired Partnership”), and the assumption by KKR of all of the liabilities of the Seller. Executives of Kohlberg Kravis Roberts & Co. (together with affiliated companies, “KKR”) will not sell any equity in the Combined Business (as defined below) in the transaction.

Following the completion of the Transaction, the Purchaser will control the asset management of Kohlberg Kravis Roberts & Co. as well as the Acquired Partnership (the “Combined Business”).  KPE unitholders will own 21% of the equity in the Combined Business and KKR principals will own 79% of the equity in the Combined Business, prior to taking into account any common units of the Purchaser that may be issued in connection with the CVIs.

Consideration

KPE unitholders to receive for each common unit of KPE (i) 1 common unit of the Purchaser and (ii) 1 contingent value interest (“CVI”) of the Purchaser having the terms described below. The CVI is designed to provide KPE unitholders with an adjustment of the consideration under certain circumstances so that at the maturity date of the CVIs the combined value of (x) 1 Purchaser common unit, (y) distributions on the Purchaser common unit between the closing date and the maturity of the CVIs and (z) one CVI, will equal at least $22.25, the net asset value per KPE common unit as of June 30, 2008, subject to the cap described below.

Transaction expected generally to be tax-free for KPE unitholders in the United States but may not be in other jurisdictions, including the United Kingdom, Canada or Luxembourg.

Conditions Precedent / Unitholder Consent

Transaction conditioned on the consent of 50% plus one unit of the KPE common units outstanding (excluding, from both the numerator and the denominator, any KPE common units whose consent right is controlled by KKR or its affiliates).

Transaction subject to other customary closing conditions precedent.

Registration/ Listing

Purchaser common units (including those, if any, delivered at maturity of the CVIs) will be registered with the U.S. Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange. Purchaser common units will not be listed on Euronext Amsterdam.

CVIs will be registered with the SEC, but the CVIs will not be listed on any exchange and the holders of the CVIs will not be permitted to directly or indirectly transfer, hedge or monetize their interests in the CVIs.

Upon completion of the transaction, KPE will be deregistered as an investment company in Guernsey, dissolved and delisted from Euronext Amsterdam.

KKR Principals

KKR principals will retain 79% of the equity of the Combined Business at closing (prior to taking into account any common units that may be issued in connection with the CVIs). This interest will be held directly in the Group Partnerships and, pursuant to an exchange agreement, may be exchanged for units of the listed company. KKR principals will be subject to 180-day lockup and significant transfer and vesting restrictions (6-8 years). Transfer and vesting restrictions subject to waiver by KKR founders.

Distribution Policy	Intend to distribute substantially all of the cash earnings of the asset management business. Distributions to be made on a pro rata basis to KKR principals and public unitholders without priority.

Timing	Closing expected during fourth quarter 2008.

II.	FINANCIAL TERMS

Capitalization and Exchange Ratio

KPE unitholders will in the aggregate receive approximately 204.9 million Purchaser common units in connection with the transaction, which will represent 21% of the equity of the Combined Business at closing (prior to taking into account any units that may issued in connection with the CVIs). KKR principals will retain the remaining 79% of the equity of the Combined Business at closing (prior to taking into account any common units that may be issued in connection with the CVIs). KKR principals will not receive additional equity in connection with the transfer of cash or units to the entities through which the Combined Business is held (the “Group Partnerships”) in connection with the issuance of common units or payment of cash to holders of CVIs by the Purchaser.

The CVIs will in the aggregate entitle KPE unitholders to receive a maximum of an additional 6% of the equity of the Combined Business as of the closing date (or, subject to customary adjustments, a maximum of approximately 58.54 million Purchaser common units) or, at the option of the KKR principals, cash having a value equivalent thereto. If the CVIs were settled with the maximum number of Purchaser common units, the KPE unitholders would receive 27% of the equity of the Combined Business outstanding as of the closing date with KKR principals retaining the remaining 73% of the equity of the Combined Business outstanding as of such date.

Settlement and Payoff Value

Each CVI will be settled at maturity for the CVI Consideration. For these purposes, “CVI Consideration” per CVI means, subject to the cap described below, the positive difference, if any, between (i) the Strike Price (defined below) and (ii) the greater of (A) the average volume weighted average price (“VWAP”) of Purchaser common units during the Averaging Period (defined below) (the “Common Unit Value”) and (B) the Floor Price (defined below).

The CVI Consideration may be delivered, at the option of the KKR principals, in either cash or a variable number of Purchaser common units having a value equivalent to the CVI Consideration subject to the cap described below.

In order to elect cash settlement, the KKR principals will be required to provide the Purchaser with notice of such election at least 10 days prior to the commencement of the Averaging Period.

The CVI Consideration will effectively be provided by the KKR principals. If Purchaser common units are delivered upon maturity of the CVIs, provisions in the governing agreements of the Group Partnerships will reduce the KKR principal’s relative equity ownership in the Group Partnerships by the relevant amount. If CVIs are settled in cash, a cash contribution will be made by the KKR principals to the Group Partnerships, which will then distribute the relevant amount of cash to holders of CVIs.

Cap

If the CVI Consideration is settled in Purchaser common units, the maximum aggregate number of Purchaser common units issuable in order to satisfy the CVI Consideration will be limited to 0.2857 Purchaser common units per CVI, or 6% of the equity of the Combined Business at closing (the “Unit Cap”). If the CVI Consideration is settled in cash, the maximum amount of cash to be delivered in order to satisfy the CVI Consideration will be limited to the amount equal to the value of the Unit Cap (based on Common Unit Value).

Strike Price

Initial strike price equal to $22.25, the NAV per KPE common unit as of June 30, 2008 (the “Strike Price”). The Strike Price will be adjusted downward by the amount of any distributions paid on Purchaser common units between the closing of the transaction and maturity of the CVIs.

Floor Price

Initial floor price to equal to $17.3056 (the “Floor Price”). The Floor Price will be adjusted downward by the amount of any distributions paid on Purchaser common units between the closing of the transaction and maturity of the CVIs.

Averaging Period	90 trading day period ending on 3 trading days prior to the maturity date.

Maturity Date	The earlier of 36 months from the date of the closing of the transaction or a fundamental change (as defined in the CVI Agreement).

Knockout Feature

Maturity of CVIs will be accelerated and expire without consideration if the Purchaser common units trade on a VWAP basis at or above $24 (less the amount of any distributions paid on Purchaser common units between the closing of the transaction and end of the relevant 20-day period) for 20 consecutive trading days at any point prior to the commencement of the Averaging Period.

III.	GOVERNANCE

Governance of KKR

Consistent with publicly traded partnerships in the United States, the Purchaser will be managed by a general partner (the “KKR General Partner”). The KKR General Partner will have a board of directors with the following features:

•                  A majority of the board will be “independent” under New York Stock Exchange standards

•                  Henry Kravis and George Roberts will serve as Co-CEOs and Co-Chairmen of the KKR General Partner

•                  The board will have an audit committee consisting entirely of independent directors and at least one financial expert under NYSE and SEC rules

•                  The board will have a conflicts committee consisting entirely of independent directors that will be responsible for reviewing and approving specific matters that the board of directors believes may involve a conflict of interest

•                  The board will have a nominating and corporate governance committee

Ownership interests in the KKR General Partner will be held by KKR principals and certain actions of the KKR General Partner may not be taken without the consent of a majority of those shareholders.

Voting Rights

Holders of Purchaser common units will be entitled to vote to approve the following matters:

•                  Sale of all or substantially all of the assets of the Purchaser

•                  Merger or consolidation of the Purchaser

•                  Withdrawal of the KKR General Partner as the general partner of the Purchaser

•                  Amendments to the Purchaser charter that are materially adverse to the holders of the Purchaser common units

KKR principals will hold special voting rights representing their economic interest in Group Partnerships (79% at closing) and will thus control any vote of holders of Purchaser common units immediately after closing.

Annex C

C-1

Transaction Announcement Presentation July 2008

2 Summary of Transaction Consideration KPE unitholders will own 21% of combined company outstanding units at closing before giving effect to Contingent Value Interests (“CVIs”) KPE unitholders will receive CVIs, which can result in up to an additional $4.94 per unit of value, or 6% of combined company, being transferred to KPE unitholders from KKR principals Transaction expected generally to be tax-free for KPE unitholders in the United States Listing, Governance and Distribution Policy NYSE / Delaware Majority independent board Intend to distribute substantially all of the cash earnings of the asset management business Approvals and Closing Unanimous KPE independent board and majority KPE unitholder approval (excluding units whose vote is controlled by KKR and its affiliates) Fourth Quarter 2008 KKR Commitment KKR principals will not be selling equity KKR principals will be subject to 180-day lock-up and significant transfer and vesting restrictions (6 – 8 years)1 Transaction Acquisition by Kohlberg Kravis Roberts & Co. (“KKR”) of all the assets and liabilities of KKR Private Equity Investors (“KPE”) (1) Transfer and vesting restrictions subject to waiver by KKR founders

3 Strategic and Economic Opportunity KKR is at a unique inflection point in its growth trajectory • Positioned to benefit from investors shifting assets to leading global alternative asset managers • Leading global brand, 26.1% returns over a 32 year track record • Actively pursuing new lines of business to fully leverage platform and capitalize on environment KPE unitholders currently participate in only the Private Equity aspect of this story • KPE unitholders returns are net of fees and carry paid to KKR (~$55 million of annual management fees and $160 million of carry assuming normalized returns)1 • Trading dynamics of Euronext listing currently impacting returns Access New Businesses Diversify Revenue Sources Participate in New Growth Opportunities Increase Cash Flow and Liquidity • Fixed Income • Capital Markets • Infrastructure • Mezzanine • Management fees • Transaction fees • Monitoring fees • Carry • AUM growth • Capital appreciation • New businesses • Distribution of cash earnings from asset management business • NYSE listing The combination of KKR with KPE provides KPE unitholders an opportunity to participate in all the economics of KKR’s business KKR principals and KPE unitholders will share in the same income streams (1) See “Illustrative Earnings Power,” page 35 and “Forward Looking and Illustrative Information,” page 40

4 x KPE Ownership Implied Premium to KPE Market Value Implied Premium3 82.8% 67.6% Implied Pro Forma Value per Unit2 $19.20 $17.60 KKR Run-Rate Economic Net Income1 $1,233 $1,233 Multiple 12.0x 11.0x KKR Implied Market Value $14,797 $13,564 ÷ KKR Ownership 79.0% 79.0% Implied Pro Forma Company Market Value $18,730 $17,169 Implied Pro Forma Multiple 10.2x 9.4x Pro Forma Economic Net Income1 $1,835 $1,835 Illustrative 17.5% Return on Invested Capital1 Implied KPE Purchase Price $3,933 $3,606 $ in millions, except per unit price 52.3% $16.00 $1,233 10.0x $12,331 79.0% $15,608 8.5x $1,835 $3,278 (1) See “Illustrative Earnings Power,” page 35 and “Forward Looking and Illustrative Information,” page 40 (2) Assumes 79% KKR / 21% KPE ownership and 204.9mm KPE units outstanding (3) Based on a KPE unit price of $10.50 as of 25-Jul-2008 Run-rate earnings assume 17.5% return, below historical returns of 26.1% Run-rate earnings do not include any benefit of incremental capital raised/invested or expansion into new businesses 21.0% 21.0% 21.0%

5 CVI Provides Valuation Protection $ in millions, except per unit price Note: For detailed CVI terms, see page 38 (1) Equals KPE NAV as of 30-Jun-2008 (2) Assumes no distributions (3) Based on $10.50 KPE unit price as of 25-Jul-2008 and three year term. IRRs are illustrative and see “Forward Looking and Illustrative Information,” page 40 Combined Value of KKR Unit + CVI KKR Unit Combined CVI and KKR Unit Floor Price Strike Price 21% ownership 27–21% ownership 27% ownership $20.57 $22.25 $16.00 Value per Unit @ Year Three $16.00 $20.00 $22.25 $24.00 Pro Forma Market Value $15,611 $19,514 $21,710 $23,417 Ownership % (Incl. CVI) 27.0% 23.4% 21.0% 21.0% Total Value per KPE Unit (Incl. CVI) $20.57 $22.25 $22.25 $24.00 IRR to KPE Unitholder 25.1% 28.4% 28.4% 31.7% 2 3 Provides up to 6% additional ownership to current unitholders if, after three years, value is below $22.251 • Funded by KKR principals through a direct transfer of ownership; cash or unit settled $17.31 $16,885 27.0% $22.25 28.4% CVI Payout $4.57 $2.25 $0.00 $0.00 $4.94

6 Rationale for the Transaction KPE Unitholders Opportunity for significant implied premium based on market comparables Increased liquidity through NYSE listing and expanded investor base Access to diversified and recurring asset management fee and carry streams from long-dated asset base Opportunity for significant growth from expansion of asset management business Elimination of fees and carry on KPE assets Access to ongoing cash distributions Valuation protection through CVIs KKR Increased ownership of KKR Private Equity portfolio Provides capital base to launch growth initiatives Currency provides KKR with another tool to attract and retain talent and fund acquisitions

I. Overview of KKR

KKR Today

Overview

- Founded in 1976, KKR is one of the world's oldest and most successful alternative investment firms with $61bn of AUM
  - 98% of AUM is locked up for 10+ years
- Global firm with over 500 employees in 9 offices globally
- Three core businesses
  - Private Equity
  - Fixed Income
  - Capital Markets
- Focus is on providing value by investing in and improving business over the long term
  - Employment, R&D and capital expenditures at portfolio companies usually increase
- Significant opportunities to further leverage KKR's brand and expand into new businesses
  - Infrastructure
  - Mezzanine
  - Real Estate
  - Public Equity

Growing Business

AUM (2004 – 30-Jun-2008) ($ in billions)



Fixed Income
Private Equity
CAGR: 48.9%
$15.1
$14.4
$0.8
$23.4
$19.7
$3.7
$43.9
$38.7
$5.2
$53.2
$11.0
$42.2
$60.8
$13.1
$47.6
2004
2005
2006
2007
2Q2008

Long Term Capital Base => Recurring Revenues

Contractual Life of Invested Capital (30-Jun-2008)[1] ($ in millions)

	Private Equity	Fixed Income[2]	Total	Percentage
2 Years	-	$673	$673	1.1%
5 Years	-	290	290	0.5%
10 Years	1,223	10,000	11,223	18.5%
18 Years	42,035	-	42,035	69.1%
Permanent	4,384	2,180	6,564	10.8%
Total	**$47,642**	**$13,143**	**$60,785**	**100%**

Note: KPE NAV of $4.558bn as of 30-Jun-2008
(1) Time periods are measured from the time of a fund's inception
(2) $13.1bn of Fixed Income AUM excludes $3.0bn of committed capital raised after 30-Jun-2008

8

9 Key Differentiators Top 25 senior Private Equity principals have been at KKR an average of 12 years Top 6 Fixed Income professionals have an average of 17 years of experience Experienced investment team with a long history of innovation Relationships KKR’s deep cross-industry relationships are a sourcing advantage (80% of investments are non-auction) Strong and longstanding investor base (10 largest investors have been with KKR an average of 15 years) Ability to attract world class management teams Deep industry knowledge Multi-sector approach to investments Deep-seated relationships across industries Emphasis on value creation 100-Day Plans Unique operational resources: KKR principals, Capstone, Senior Advisors Best-in-class processes Investment Committee Portfolio Management Committee Global reach Worldwide presence across 4 continents and 9 countries Multinational portfolio companies with global resources Expertise and relationships across global markets Strategy & Key Differentiators

10 KKR’s Investment Philosophy Acquire Attractive Franchises Develop an Appropriate Capital Structure Create Value by Improving Companies Partner with Companies for the Benefit of All Stakeholders Long-Term Investors Involved, patient investors who want companies to take a long-term perspective and invest for future growth • Average investment holding period is more than five years Invest in market-leading companies that can grow and improve • Large businesses provide many opportunities for growth and operational improvements in areas such as manufacturing, sales and marketing Partner with management and employees who put their own capital at risk • Address concerns of stakeholders • Strengthen skills and competencies at all levels of the organization Develop financing structures that help companies • Invest in growth • Weather cyclical downturns Leverage skills built up through 32 years of investing in, and owning, businesses • Industry expertise of KKR executives • KKR Capstone (operational consultants) • Senior Advisors

11 Diversified Alternative Asset Management Platform With Significant Scale KKR Fixed Income Assets Under Management2 ($13.1bn) KKR Principals 79% KPE Unitholders 21% + CVI Fees & Carry Fees & Carry Fees Capital Appreciation Private Equity Invested 3rd Party Capital1 ($24.3bn) Uninvested, Committed 3rd Party Capital1 ($16.0bn) New Businesses Capital Markets Principal Activities (KPE) Net Asset Value3 ($4.6bn) Fees & Carry 18 Year Funds 2 Year, 5 Year and Permanent Capital (1) As of 31-Mar-2008 (2) $13.1bn of Fixed Income AUM excludes $3.0bn of committed capital raised after 30-Jun-2008 (3) As of 30-Jun-2008 Permanent Capital

a) The Private Equity Business

13 Media & Comm 15% Health Care 19% Industrials 17% Financial Services 13% Tech 12% Retail 11% Consumer Products 3% Chemicals 3% Private Equity Overview KKR is the most experienced, successful private equity franchise • 32 years of history, 14 traditional Private Equity funds (excludes KPE) • Completed over 165 transactions, with over $420bn enterprise value • Since inception, KKR has turned $43.2bn of invested capital into $87.2bn of value (2.0x invested capital) • Investing capabilities across all major geographies and industries • Focus is on investing in and improving business over the long term, benefiting multiple stakeholders (1) Mature deployed capital excludes four mos t recent funds (investments after Nov-2005) Asia 9% North America 53% Europe 39% PE Investments by Industry (as of 31-Mar-2008) PE Investments by Geography (as of 31-Mar-2008) Amount Invested and Total Value (as of 31-Mar-2008) $59.7 $43.2 $87.2 $27.5 Amount Invested Total Value Unrealized Realized $59.2 $23.4 $68.7 $9.5 Amount Invested Total Value Cumulative Mature Deployed Capital1 2.0x 2.9x ($ in billions) Energy & Natural Resources 7%

14 Organizational Structure Invested Funds with Remaining Value KKR Private Equity 2006 (1) 1996 Fund contributes only fees to the public company as it contains no net positive carry (2) Fund size expected to be at least $7.0bn; currently closed on $6.9bn as of 30-Jun-2008 • 1996 Fund1 • European Fund • Millennium Fund • European II Fund Active Funds Syndicated Equity European III Asia Fees & Carry Fees & Carry $17.6bn 65% invested $7.0bn2 4% invested $4.0bn 14% invested Fees & Carry All funds expected to generate meaningful realizations for KKR are being contributed

15 ($ in millions) Sep-07 $ 2,325 May-07 2,129 Dec-02 2,092 Oct-07 1,842 Jul-07 1,118 Nov-06 1,099 Jul-07 1,017 Jul-07 997 Sep-06 850 Jan-08 817 Total $ 14,286 Date of Investment Fair Value (as of 31-Mar-2008) Investment Portfolio of 46 World-Class Franchises $205bn of Revenue and 855,000 Employees Other Leading Companies Top 10 Holdings by Value

16 How Our Approach Builds Stronger Companies Anaheim, CA Wallingford, CA Memphis, TN Bethel, CT Dallas, TX Novi, MI Nov. 1999 – May 2007 May 1997 – Sept. 2004 Aug. 1984 – Dec. 1997 June 1988 – Dec. 1996 Oct. 2007 – Present Feb. 2003 – Feb. 2007 Revenues increased by 43% and the number of employees by 13% The number of full-time employees rose from less than 7,000 to more than 16,000 and R&D investments more than doubled to over $30 million The number of employees increased from 2,500 to 27,000 and the number of stores from 175 to 1,423 Revenues increased by 83% and the number of employees from 8,500 to 9,600 Supported by environmental and labor organizations, including AFL-CIO; created a Sustainable Energy Advisory Board; committed to invest $400 million in conservation and energy efficiency activities. The number of direct employees increased from 38 to 230, with another 460 union employees under contract to work in the field; built much-needed power infrastructure in MI Company Headquarters Investment Period During KKR’s Ownership...

17 How Our Approach Builds Stronger Companies (cont’d) Palo Alto, CA Portland, OR Carlsbad, CA Boston, MA Wayne, NJ London, UK Feb. 2004 – Present Feb. 1997 – Jan. 2005 Nov. 2001 – May 2007 April 1988 – July 1996 July 2005 – Present Nov. 1998 – Nov. 2005 The number of employees has grown from 6 to 203, and the company has invested $135 million in R&D EBITDA increased, as did CapEx and the number of centers operated, children served, and people employed there $140 million was invested to improve the facilities, and the total number of UNITE Here union employees working at La Costa has grown by 44% to the current level of 641 The number of employees increased from 28,000 to 36,000, and the number of stores increased from 114 to 171 Employment increased 22%, capital spending increased 40% The number of employees globally, approximately 30% of whom work in the U.S., increased 18% Company Headquarters Investment Period During KKR’s Ownership...

18 When modeling exit strategies, 91% of current portfolio assumed lower multiple at exit than entry Historically, approximately 15% of KKR’s value creation has come from multiple expansion, with EBITDA growth and deleveraging accounting for the remaining 85% Operational approach drives value in all economic cycles 100 day plan drives operational improvements shortly after investing Capstone consulting and senior advisors provide portfolio companies with unique operating expertise Long term investment allows focus on multiple stakeholder benefits 5-6% after-tax cost of funding No near term maturities at the vast majority of the portfolio companies Almost all companies have delevered since time of entry Moody’s study showed that PE competitors had up to 50% of deals downgraded versus one KKR-sponsored deal; KKR was the only firm to have more upgrades than downgrades Alliance Boots: Stefano Pessina Dollar General: Rick Dreilling (ex-CEO of Duane Reade) First Data: Michael Capellas (ex-CEO of Compaq & MCI) Nielsen: David Calhoun (ex-GE) Alliance Boots: pharmaceutical and cosmetic companies historically perform well in downturns Dollar General: consumers tend to trade down in difficult economic times EFH (TXU): largest producer of energy in Texas First Data: volume drives the business, not the purchase size Biomet: benefits from favorable demographic trends HCA: stable industry and helpful demographic trends Portfolio Company Outlook KKR’s portfolio companies are well-positioned to weather market cycles Defensive Outlook World Class Management Attractive Capital Structures Operational Focus No Reliance On Multiple Expansion

19 34.6% 13.6% 34.4% 8.7% 12.1% 9.7% 23.6% 17.3% 18.3% 1.3% 29.4% 5.3% 37.2% 4.2% KKR S&P 500+ KKR S&P 500+ KKR S&P 500+ KKR S&P 500+ KKR S&P 500+ KKR S&P 500+ KKR S&P 500+ KKR Has Consistently Delivered Benchmark- Exceeding Investment Performance Consistently outperformed the markets over the last 3+ decades in all market environments Every fund has had positive returns (High: 48.1%; Low: 12.1%)1 Only one vintage year with a negative return (1990) and that fund returned over 2x invested capital Significant returns on investments made during periods of economic weakness Annualized Fund Performance (as of 31-Mar-2008)1 (1) Fund performance shown on a gross basis from inception through final liquidation for historical funds and from inception through 31-Mar-2008 for active funds. Excludes recently formed funds Millennium Fund European Fund 1996 Fund 1993 Fund 1987 Fund 1986 Fund 1984 Fund KKR 26.1% S&P 500+ 9.2% $1.0 $0.7 $6.1 $1.9 $6.0 $3.1 $5.9 Overall Returns Annualized Fund Performance During Periods of Low Economic Growth 2.0x 26.1% Overall 2.3x 21.3% 2000-2002 1.9x 8.2% 1990-1992 5.0x 28.9% 1980-1982 Multiple of Invested Capital Gross IRR ($ in billions)

b) The Fixed Income Business

21 Second Lien Loans 15% High Yield Sec’s 14% First Lien Loans 71% KFI Portfolio Snapshot Sponsor and manage fixed income focused investment vehicles with a mix of both permanent and redeemable capital (subject to lock-up provisions – generally longer lock-up terms) Invest in syndicated new issues, originated product and opportunistic secondary market positions Employ financing strategies that are flexible, long term and low cost Access attractive revenue streams across all economic cycles (i.e. distressed debt investments) • Invest across capital structure Focus on risk management and portfolio management Overview Corporate Investments Portfolio by Type (as of 31-Mar-2008) Portfolio by Geography (as of 31-Mar-2008) Leveraged Loans High Yield Bridge Loans Mezzanine & Subordinated Distressed Investments Market Dislocation Opportunities Select Equity Investments (Public, Private and Preferred) Other 3% Europe 16% North America 77% Asia 4%

22 Organizational Structure KKR Fixed Income (KFI) KKR Financial Holdings LLC (KFN) KKR Strategic Capital Fund (SCF) $2.0bn Equity Capital (Permanent) $1.1bn Equity Capital (2 classes up to 2 and 5 years) CLOs $10.0bn Assets Managed (Up to 10 years) $13.1bn of long-term Assets Under Management as of 30-Jun-2008 • Excludes $3.0bn of committed capital raised after 30-Jun-2008 Fees & Carry Fees & Carry Fees Managed Accounts $3.0bn Equity Capital (4+ years) Fees

23 Global Organization & Integration Investment Professionals (125) Executive Management Capstone Consulting (31) Senior Advisors (17) KKR Private Equity Investment Ideas, Analysis and Review1 Executive Management Investment Professionals (31) KKR Fixed Income (1) As appropriate and according to compliance procedures

24 Fixed Income Growth KKR’s rapid growth in Fixed Income demonstrates how KKR will leverage its brand, global footprint and relationships to build successful new businesses Started in 2004 with one vehicle, $800mm of capital raised through a 144A private placement and a team of 2 people Today the business has 4 vehicles, $13.1bn1 of AUM and 69 employees, including 31 investment professionals organized by industry groups 2005 2006 2007 30-Jun-2008 $3.7bn $5.2bn $11.0bn $13.1bn1 Fixed Income Assets Under Management CAGR: 65.8% (1) $13.1bn of Fixed Income AUM excludes $3.0bn of committed capital raised after 30-Jun-2008

c) Distribution and Capital Markets

26 Capital Raising • World class capability • Leverage relationships across businesses Structuring Securities • Advise deal teams as needed New Product Development • New funds, products and sources of capital Underwriting • Underwriting term loans, high-yield, mezzanine and private equity primarily for KKR deals Distribution & Capital Markets Overview Key Functions of the Capital Markets Team Origination • Originating new underwriting opportunities for syndication or for KKR investment Syndication • All products (Private Equity, IPOs, secondaries, term loans, mezzanine, high yield) Other • Wall Street capital markets relationship management • Principal activities Developed a global capital markets business that distributes KKR products and generates fee revenues The business model is financially compelling and synergistic to our other businesses • Compelling economics and scale • Leverage KKR sourcing advantage • Capitalize on current instability in financing markets • Creates internal business fully dedicated to providing unbiased and focused advice to KKR and KKR portfolio companies

27 Capital Markets Activity Since Inception KKR Capital Markets launched in summer 2007 Business Highlights US broker dealer license – September 2007 UK FSA license – January 2008 Closed $700mm financing facility – February 2008 Received license to distribute PE funds in Japan – April 2008 Participated in several revenue generating transactions, both equity and debt placements Developing closer relationships with investors, including Limited Partners, Mutual Funds, High Net Worth family offices, Hedge Funds and Sovereign Wealth Funds Transaction Highlights Syndicated over $8bn of Equity Rockwood Secondary Offering Northgate Mezzanine Placement KKR Financial Secondary Offering Legg Mason Back Leverage Placement Alliance Boots and EFH Equity Syndication

28 d) New Initiatives

29 Significant Growth Opportunities KKR continues to develop new businesses and capital sources to further leverage its brand, information advantage, substantial resources and sourcing capabilities Infrastructure Mezzanine Public Equity Real Estate Develop new products / hybrids (example: recently launched principal protected product) Continue market leadership, growth and innovation in Private Equity Expand further into Fixed Income Capture greater share of fee income through Capital Markets business Grow Existing Businesses Build New Businesses Asia India Latin America Expand into New Geographies

KKR Future

- **KKR has a history of innovating and leading business transformations that have shaped the investment landscape**
  - Pioneer of the leveraged buyout model
  - Largest ever buyouts in several geographies, including the U.S., Canada, France and India
- **KKR has grown significantly over the past few years**
  - Transformed a primarily Private Equity business into a diversified, multi-product alternative asset manager
  - Expanded geographic reach with presence in most major markets, and grown from 3 offices to 9 offices
  - Rapid AUM growth from $15.1bn in 2004 to $60.8bn as of 30-Jun-2008
- **Our vision for KKR of the future includes continued globalization of our business and expansion into new asset classes**



Fixed Income
Private Equity
CAGR: 48.9%
$0.8
$15.1bn
$14.4
$60.8bn
$13.1
$47.6
$150.0bn
2004
Today
Future[1]

Grow Existing Businesses	New Businesses	New Geographies
Private Equity	Infrastructure	Asia
Fixed Income	Mezzanine	India
	Real Estate	Australia
	Public Equity	Latin America

The capital and currency from this transaction will serve as a springboard for growth

(1) See "Forward Looking and Illustrative Information," page 40

30

II. Financials

Summary KKR Historical Financials

KKR

- We have significantly grown our assets under management over the past three years
- Our fees have grown at a 90% CAGR over the same time period
- Our recent historical financials reflect only minimal earnings from the $24.5bn of capital we have invested over the past 2.5 years

	2005	2006	2007	1Q2007	1Q2008
($ in millions)					
Total Fee Income	$ 241	$ 435	$ 872	$ 114	$ 136
Total Expenses	157	245	438	74	101
Fee Related Earnings	**$ 84**	**$ 190**	**$ 434**	**$ 40**	**$ 35**
Investment Income	865	940	405	313	(148)
Income before Non-Controlling Interests	**$ 949**	**$ 1,130**	**$ 838**	**$ 354**	**$(113)**
Non-Controlling Interests	13	25	23	8	4
Pre-Tax Economic Net Income	**$ 936**	**$ 1,104**	**$ 815**	**$ 346**	**$(117)**
Adjusted Economic Net Income[1,2]	**970**	**1,166**	**937**	**361**	**(97)**
Adjusted Fee Related Earnings[1]	**105**	**227**	**532**	**48**	**51**
($ in billions)					
Other Metrics					
Private Equity AUM	$ 19.7	$ 38.7	$ 42.2	$ 44.1	$ 46.7
Fixed Income AUM	3.7	5.2	11.0	9.3	11.0
Total AUM	**$ 23.4**	**$ 43.9**	**$ 53.2**	**$ 53.4**	**$ 57.7**
Capital Deployed	$ 2.9	$ 6.7	$ 15.0	$ 1.4	$ 1.8

Notes: Preliminary unaudited pro forma segment financial information for KKR has been separately presented in Annex A to the press release announcing the transaction
Financial statements reflect 65% ownership of Fixed Income business which is 100% owned as of 30-Jun-2008

(1) Adjusted figures exclude executive bonuses as the public company will not be burdened with these bonuses

(2) Adjusted figures add back non-controlling interest; as of 30-Jun-2008, Fixed Income business is 100% owned by KKR

32

33 Revenue Drivers Management Fees Monitoring Fees Transaction Fees Incentive Fees Private Equity assets typically generating 1-2% fees Fixed Income assets typically generating 0.5-2% fees Fees earned on completed transactions and the syndication of additional equity related to these investments Fees earned from Capital Markets group Negotiated fees paid by portfolio companies $28.9bn1,2 of 3rd party Private Equity capital invested which earns carry equal to 20% of profits • Since inception KKR Private Equity funds have generated a gross IRR of 26.1% $2.8bn2 of Fixed Income capital invested which earns incentive fees of 15-20% (1) Includes KPE NAV of $4.558bn as of 30-Jun-2008 (2) As of 31-Mar-2008

34 Simplified Pro Forma Expenses and Ownership Chart 20% Held Back for Future Grants KKR Holdings (Partnership) Public Net Profits (Shared Pro Rata) Distribution Policy Intend to distribute substantially all of the fees and carry net of expenses with possibility of periodic distribution of principal activity profits 79% 21% + CVI 80% Allocated to KKR Principals Fees Carry Principal Activity Reduced by staff / junior professional compensation, general and administrative expenses

Illustrative Earnings Power

KKR

- Since inception mature KKR Private Equity funds have generated a gross IRR of 26.1%
  - The best performing fund returned 48.1% (1982 Fund)
  - The worst performing fund returned 12.1% (1987 Fund)[1]

	Normalized Fees Management fees, transaction fees and monitoring fees		Illustrative Performance Based Fees[3] Existing Invested Capital: $28.9bn 15.0% Return	 17.5% Return	 20.0% Return
Revenue ($ in millions)	$700[2]	+	$917	$1,062	$1,206
Total Revenues			$1,617	$1,762	$1,906
Expenses and Taxes[4]			485	528	572
Run-rate Economic Net Income			$1,132	$1,233	$1,334
Less: KPE After Tax Management Fees[5]			(36)	(36)	(36)
Less: KPE Carry to KKR[6]			(137)	(160)	(182)
Plus: KPE Investment Income[6]			684	798	912
Pro Forma Economic Net Income			$1,643	$1,835	$2,028

(1) The 1987 Fund includes KKR's investment in RJR Nabisco/Borden. Excluding this investment, the Fund would have returned 25.2%
(2) See "Forward Looking and Illustrative Information," page 40. Actual 2007 = $849mm ($872mm of total fee income less $23mm of credit incentive fees)
(3) See "Forward Looking and Illustrative Information," page 40. Each scenario includes $50mm in incentive fees related to Fixed Income businesses
(4) Assumes 70% after-tax margin
(5) Assumes 35% tax rate on $55mm of KPE management fees
(6) KPE NAV of $4.558bn as of 30-Jun-2008

35

III. Transaction Structure

37 Transaction Summary Key Structuring Steps • KPE contributes all of its assets and liabilities to KKR in exchange for newly issued KKR units representing 21% of the equity of the combined company (before giving effect to CVIs) - KKR principals retain 79% of the equity of the combined company through KKR Holdings • KPE receives CVIs which can result in an additional 6% of equity ownership • KKR contributes the assets of KPE to KKR subsidiaries • KPE distributes newly issued KKR units and CVIs to existing KPE investors and dissolves / delists from Euronext The transaction would use KKR’s existing IPO vehicle as the listed company for the combined business • NYSE listing and liquidity, with access to larger investor base in the United States • Improves certainty and timing of the transaction • Simple process for delisting and exiting the Netherlands/Guernsey • Delaware limited partnership with KKR-controlled managing partner • Majority of independent directors with fully independent audit and conflicts committees Public KKR Principals KKR Holdings KKR (NYSE) KKR Business (Including KPE) Simplified Resulting Structure 79% 21% + CVIs

Detailed CVI Summary

KKR

- **KPE unitholders will receive a CVI that provides partial valuation protection**
  - Strike Price = $22.25; set at 30-Jun-2008 KPE NAV/unit
  - Floor Price = $17.31; set to transfer up to 6% ownership to KPE unitholders
  - KKR unit price will be calculated over a 90-day averaging period at the end of year three
  - Payment will effectively be funded by principals of KKR and can be in cash or units at their election
  - CVIs will be separate from KKR units, but will not be transferable
  - CVI will expire if KKR units trade above $24.00 for 20 consecutive trading days
  - Value diagram and table assume no interim distributions on KKR units; strike, floor and knockout prices will be adjusted for distributions

Payoff of 1 KKR Unit + CVI @ Year Three

	KKR Unit Price @ Maturity	
Price < $17.31	$17.31 ≤ Price ≤ $22.25	Price > $22.25
1.2857 Units[1]	$22.25	1 Unit

Combined Value of CVI and KKR Unit



27% ownership
27–21% ownership
21% ownership
$22.25
$20.57
$16.00
$16.00
$17.31
Floor Price
$22.25
Strike Price
$24.00
KKR Unit Price at Maturity
(90-day average at end of year three)
KKR Unit
Combined KKR CVI and Unit

(1) 0.2857 Units/CVI or 58.54mm aggregate units; equal to 6% of total units outstanding at closing

38

39 Creates Value for KPE Unitholders New Current Regular distribution of substantially all of the asset management company cash earnings Limited to tax distributions Dividends Growth in existing asset management business, new businesses, capital appreciation of assets Capital appreciation of assets Growth Potential Private equity, fixed income, capital markets Primarily private equity Diversity Broad and deep market Limited due to listing venue and ’40 Act restrictions Liquidity NYSE / Delaware Euronext Amsterdam / Guernsey Listing / Jurisdiction No longer paying management fees and carry to KKR Access to recurring fee streams and carried interest profits generated by multiple asset classes along with retained ownership and upside potential from KPE portfolio Net returns on principal investments after management fees (~1.15%), carry (20% of profits) and expenses Economics Pre-eminent, multi-product global asset manager with significant ownership positions in world-class franchises Guernsey closed-end fund Business

40 Forward Looking and Illustrative Information This presentation contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KKR’s and KPE’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KKR and KPE or are within their control. If a change occurs, KKR’s and KPE’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KKR’s and KPE’s business strategy; availability, terms and deployment of capital; changes in KKR’s compensation structure; availability of qualified personnel; changes in the asset management industry, interest rates or the general economy; increased rates of default and/or decreased recovery rates on KPE’s investments; underperformance of KKR’s investments and decreased ability to raise funds; and the degree and nature of KKR’s and KPE’s competition. Neither KKR nor KPE undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made. Without limiting the foregoing, information presented in this presentation as illustrative, including illustrative KKR returns on invested capital, are presented for illustrative purposes only using historical information and do not in any respect constitute beliefs, expectations or projections of future performance or returns. Actual future performance and returns are subject to the several events, factors and risks highlighted in the preceding paragraph, among others. Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1 (file no. 333-144335) filed with the Securities and Exchange Commission.

41 Offering Information This presentation is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR will file with the SEC an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9W. 57th Street, Suite 4200, New York, New York 10019 Attention: Investor Relations. IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this presentation (including any attachments) was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under federal, state or local tax law or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.